Exhibit 99.5

TD Bank Group Reports Second Quarter 2018 Results Earnings News Release • Three and Six months ended April 30, 2018

This quarterly earnings news release should be read in conjunction with the Bank's unaudited second quarter 2018 Report to Shareholders for the three and six months ended April 30, 2018, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on our website at http://www.td.com/investor/. This analysis is dated May 23, 2018. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank's Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank's website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission's (SEC) website at http://www.sec.gov (EDGAR filers section).

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures.

Refer to the "How the Bank Reports" section of the Management's Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

SECOND QUARTER FINANCIAL HIGHLIGHTS, compared with the second quarter last year:

•	Reported diluted earnings per share were $1.54, compared with $1.31.
•	Adjusted diluted earnings per share were $1.62, compared with $1.34.
•	Reported net income was $2,916 million, compared with $2,503 million.
•	Adjusted net income was $3,062 million, compared with $2,561 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, six months ended April 30, 2018, compared with the corresponding period last year:

•	Reported diluted earnings per share were $2.78, compared with $2.63.
•	Adjusted diluted earnings per share were $3.18, compared with $2.67.
•	Reported net income was $5,269 million, compared with $5,036 million.
•	Adjusted net income was $6,008 million, compared with $5,119 million.

SECOND QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The second quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $86 million ($73 million after tax or 4 cents per share), compared with $78 million ($58 million after tax or 3 cents per share) in the second quarter last year.
•	Charges associated with the Scottrade transaction of $77 million ($73 million after tax or 4 cents per share).

TORONTO, May 24, 2018 – TD Bank Group ("TD" or the "Bank") today announced its financial results for the second quarter ended April 30, 2018. Second quarter reported earnings were $2.9 billion, up 17% and adjusted earnings were $3.1 billion, up 20% compared with the same quarter last year.

"We delivered exceptional earnings performance across the Bank in the second quarter, by continuing to attract customers and deepen our relationship with them," said Bharat Masrani, Group President and Chief Executive Officer. "At the half-year mark, we are extremely pleased with the earnings growth in all of our business segments, on both sides of the border."

Canadian Retail

Canadian Retail net income was $1,833 million, an increase of 17% compared with the same quarter last year. This performance reflects higher margins, good volume growth, and strong credit performance, as well as increased trading volumes and assets under management in our wealth businesses. We continued to transform the customer experience this quarter with the launch of a digital pre-approval tool for mortgages which, combined with the mortgage affordability and pre-qualification tools, help customers feel more confident about their home buying decision and deliver a more seamless and personalized experience across multiple channels.

U.S. Retail

U.S. Retail reported net income was $979 million (US$770 million) and adjusted net income was $1,052 million (US$827 million), an increase of 16% (21% in U.S. dollars) on a reported basis and 24% (30% in U.S. dollars) on an adjusted basis, compared with the second quarter last year.

The U.S. Retail Bank, which excludes the Bank's investment in TD Ameritrade, reported net income of $845 million (US$663 million) and adjusted net income of $857 million (US$673 million). This represents an increase of 15% (20% in U.S. dollars) on a reported basis and 16% (21% in U.S. dollars) on an adjusted basis, compared with the second quarter last year. Earnings reflect peer-leading growth in loan and deposit volumes, higher margins, and a lower corporate income tax rate. We continue to focus on delivering legendary customer service and earned the "Highest Customer Satisfaction with Retail Banking in Florida", according to the J.D. Power 2018 U.S. Retail Banking study1.

TD Ameritrade contributed $134 million (US$107 million) in reported earnings to the segment and $195 million (US$154 million) in adjusted earnings.

Wholesale Banking

Wholesale Banking net income was $267 million, an increase of 8% compared with the second quarter last year, reflecting stronger revenue growth, partially offset by a higher provision for credit losses and continued investments in support of the global expansion of Wholesale Banking's U.S. dollar strategy.

Capital

TD's Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 11.8%.

[1]	TD Bank, America's Most Convenient Bank® received the highest score in Florida in the J.D. Power 2018 U.S. Retail Banking Satisfaction Studies of customers' satisfaction with their own retail bank. Visit www.jdpower.com/awards.

TD BANK GROUP • SECOND QUARTER 2018 • EARNINGS NEWS RELEASE	Page 1

Innovation

"TD is a leader in digital with 12 million active online and mobile customers. Our growing suite of technology patent filings and our recent acquisition of Layer 6 demonstrate how we are innovating with purpose and building the bank of the future," said Masrani. "We're proud to deliver innovative personalized and connected experiences that allow our customers to engage with us in truly differentiated ways, when and how they prefer."

Conclusion

"We continue to invest in future growth and we're very pleased with these results," said Masrani. "This quarter, TD was proud to launch The Ready Commitment, to help individuals and communities prosper in a changing world, opening doors to a more inclusive tomorrow. As we look ahead to the second half of the year, TD will remain focused on capitalizing on our scale and delivering for our customers and colleagues."

The foregoing contains forward-looking statements. Please refer to the "Caution Regarding Forward-Looking Statements".

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis ("2017 MD&A") in the Bank's 2017 Annual Report under the heading "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments under headings "Business Outlook and Focus for 2018", and for the Corporate segment, "Focus for 2018", and in other statements regarding the Bank's objectives and priorities for 2018 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "would", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "goal", "target", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans and to attract, develop and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization "bail-in" regime; exposure related to significant litigation and regulatory matters; increased competition, including through internet and mobile banking and non-traditional competitors; changes to the Bank's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please refer to the "Risk Factors and Management" section of the 2017 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions or events discussed under the heading "Significant Events" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2017 MD&A under the headings "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, "Business Outlook and Focus for 2018", and for the Corporate segment, "Focus for 2018", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank's Audit Committee and was approved by the Bank's Board of Directors, on the Audit Committee's recommendation, prior to its release.

TD BANK GROUP • SECOND QUARTER 2018 • EARNINGS NEWS RELEASE	Page 2

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	As at or for the three months ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
	2018	2018	2017	2018	2017
Results of operations
Total revenue	$9,467	$9,360	$8,473	$18,827	$17,593
Provision for credit losses[1]	556	693	500	1,249	1,133
Insurance claims and related expenses	558	575	538	1,133	1,112
Non-interest expenses	4,822	4,846	4,786	9,668	9,683
Net income – reported	2,916	2,353	2,503	5,269	5,036
Net income – adjusted[2]	3,062	2,946	2,561	6,008	5,119
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$622.0	$607.1	$598.5	$622.0	$598.5
Total assets	1,283.8	1,261.3	1,251.9	1,283.8	1,251.9
Total deposits	829.8	813.4	807.1	829.8	807.1
Total equity	76.7	73.2	76.2	76.7	76.2
Total Common Equity Tier 1 Capital risk-weighted assets[3]	417.8	441.3	420.1	417.8	420.1
Financial ratios
Return on common equity – reported	16.8%	13.2%	14.4%	14.9%	14.4%
Return on common equity – adjusted[4]	17.6	16.6	14.8	17.1	14.6
Efficiency ratio – reported	50.9	51.8	56.5	51.4	55.0
Efficiency ratio – adjusted[2]	50.1	50.6	55.8	50.3	54.4
Provision for loan losses as a % of net average loans
and acceptances[5]	0.36	0.45	0.35	0.40	0.39
Common share information – reported (dollars)
Per share earnings
Basic	$1.54	$1.24	$1.31	$2.78	$2.63
Diluted	1.54	1.24	1.31	2.78	2.63
Dividends per share	0.67	0.60	0.60	1.27	1.15
Book value per share	38.26	36.58	38.08	38.26	38.08
Closing share price[6]	72.11	74.82	64.23	72.11	64.23
Shares outstanding (millions)
Average basic	1,843.6	1,841.7	1,854.4	1,842.6	1,855.1
Average diluted	1,847.5	1,846.2	1,858.7	1,846.8	1,859.5
End of period	1,844.6	1,843.7	1,843.4	1,844.6	1,843.4
Market capitalization (billions of Canadian dollars)	$133.0	$137.9	$118.4	$133.0	$118.4
Dividend yield[7,8]	3.7%	3.3%	3.6%	3.5%	3.5%
Dividend payout ratio	43.5	48.3	45.9	45.6	43.7
Price-earnings ratio	12.7	13.8	12.7	12.7	12.7
Total shareholder return (1 year)[9]	16.3	14.9	19.3	16.3	19.3
Common share information – adjusted (dollars)[2]
Per share earnings
Basic	$1.62	$1.56	$1.34	$3.18	$2.68
Diluted	1.62	1.56	1.34	3.18	2.67
Dividend payout ratio	41.4%	38.3%	44.8%	39.9%	43.0%
Price-earnings ratio	11.9	13.0	12.4	11.9	12.4
Capital ratios
Common Equity Tier 1 Capital ratio[3]	11.8%	10.6%	10.8%	11.8%	10.8%
Tier 1 Capital ratio[3]	13.5	12.1	12.5	13.5	12.5
Total Capital ratio[3]	15.8	14.2	14.9	15.8	14.9
Leverage ratio	4.1	4.0	3.9	4.1	3.9
1	Effective November 1, 2017, amounts were prepared in accordance with IFRS 9, Financial Instruments (IFRS 9). Prior period comparatives were prepared in accordance with IAS 39, Financial Instruments: Recognition and Measurement (IAS 39) and have not been restated. Refer to "How the Bank Reports" section of this document and Note 2 and Note 6 of the Interim Consolidated Financial Statements for further details.
2	Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of this document for an explanation of reported and adjusted results.
3	Each capital ratio has its own risk-weighted assets (RWA) measure due to the Office of the Superintendent of Financial Institutions Canada (OSFI) prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). For fiscal 2017, the scalars for inclusion of CVA for Common Equity Tier 1 (CET1), Tier 1, and Total Capital RWA were 72%, 77%, and 81%, respectively. For fiscal 2018, the scalars are 80%, 83%, and 86%. Prior to the second quarter of 2018, as the Bank was constrained by the Basel I regulatory floor, the RWA as it relates to the regulatory floor was calculated based on the Basel I risk weights which are the same for all capital ratios.
4	Adjusted return on common equity is a non-GAAP financial measure. Refer to the "Return on Common Equity" section of this document for an explanation.
5	Excludes acquired credit-impaired (ACI) loans and prior to November 1, 2017, certain Debt securities classified as loans (DSCL). DSCL are now reclassified as Debt securities at amortized cost (DSAC) under IFRS 9.
6	Toronto Stock Exchange (TSX) closing market price.
7	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
8	Dividend yield is calculated as the annualized dividend per common share paid divided by daily average closing stock price in the relevant period. Dividend per common share is derived as follows: a) for the quarter – by annualizing the dividend per common share paid during the quarter; and b) for the year-to-date – by annualizing the year-to-date dividend per common share paid.
9	Total shareholder return (TSR) is calculated based on share price movement and dividends reinvested over a trailing one year period.

TD BANK GROUP • SECOND QUARTER 2018 • EARNINGS NEWS RELEASE	Page 3

HOW WE PERFORMED

How the Bank Reports

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results to assess each of its businesses and to measure the Bank's overall performance. To arrive at adjusted results, the Bank removes "items of note", from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

The Bank’s U.S. strategic cards portfolio comprises agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and provisions for credit losses related to these portfolios in the Bank's Interim Consolidated Statement of Income. At the segment level, the retailer program partners' share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners' net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.

Effective November 1, 2017, the Bank adopted IFRS 9, which replaces the guidance in IAS 39. Refer to Note 2 of the Interim Consolidated Financial Statements for a summary of the Bank's accounting policies as it relates to IFRS 9. Under IFRS 9, the current period provision for credit losses (PCL) for performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the collectively assessed allowance for incurred but not identified credit losses that related to the Canadian Retail and Wholesale Banking segments was recorded in the Corporate segment. Prior period results have not been restated. PCL on impaired financial assets includes Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39. PCL on performing financial assets, loan commitments, and financial guarantees include Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified losses under IAS 39.

IFRS 9 does not require restatement of comparative period financial statements except in limited circumstances related to aspects of hedge accounting. Entities are permitted to restate comparatives as long as hindsight is not applied. The Bank has made the decision not to restate comparative period financial information and has recognized any measurement differences between the previous carrying amount and the new carrying amount on November 1, 2017 through an adjustment to opening retained earnings. As such, fiscal 2018 results reflect the adoption of IFRS 9, while prior periods reflect results under IAS 39.

U.S. Tax Reform

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "U.S. Tax Act") which makes broad and complex changes to the U.S. tax code.

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a one-time adjustment during the first quarter of 2018 to the Bank's U.S. deferred tax assets and liabilities to the lower base rate of 21% as well as an adjustment to the Bank's carrying balances of certain tax credit-related investments and its investment in TD Ameritrade. Based on the Bank's current assessment of the implications of the U.S. Tax Act, the Bank recorded a one-time net charge to earnings for the three months ended January 31, 2018, and the six months ended April 30, 2018, of $453 million (US$365 million).

The lower corporate tax rate had and will have a positive effect on TD's current and future earnings. The amount of the benefit may vary due to, among other things, changes in interpretations and assumptions the Bank has made, guidance that may be issued by applicable regulatory authorities, and actions the Bank may take to reinvest some of the savings in its operations.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2018	2018	2017	2018	2017
Net interest income	$5,398	$5,430	$5,109	$10,828	$10,250
Non-interest income	4,069	3,930	3,364	7,999	7,343
Total revenue	9,467	9,360	8,473	18,827	17,593
Provision for credit losses	556	693	500	1,249	1,133
Insurance claims and related expenses	558	575	538	1,133	1,112
Non-interest expenses	4,822	4,846	4,786	9,668	9,683
Income before income taxes and equity in net income of an
investment in TD Ameritrade	3,531	3,246	2,649	6,777	5,665
Provision for income taxes	746	1,040	257	1,786	853
Equity in net income of an investment in TD Ameritrade	131	147	111	278	224
Net income – reported	2,916	2,353	2,503	5,269	5,036
Preferred dividends	52	52	48	104	96
Net income available to common shareholders and non-controlling
interests in subsidiaries	$2,864	$2,301	$2,455	$5,165	$4,940
Attributable to:
Common shareholders	$2,846	$2,283	$2,427	$5,129	$4,883
Non-controlling interests	18	18	28	36	57

TD BANK GROUP • SECOND QUARTER 2018 • EARNINGS NEWS RELEASE	Page 4

The following table provides a reconciliation between the Bank's adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income
(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2018	2018	2017	2018	2017
Operating results – adjusted
Net interest income	$5,398	$5,430	$5,109	$10,828	$10,250
Non-interest income[1]	4,069	4,019	3,364	8,088	7,302
Total revenue	9,467	9,449	8,473	18,916	17,552
Provision for credit losses	556	693	500	1,249	1,133
Insurance claims and related expenses	558	575	538	1,133	1,112
Non-interest expenses[2]	4,744	4,778	4,723	9,522	9,556
Income before income taxes and equity in net income of an
investment in TD Ameritrade	3,609	3,403	2,712	7,012	5,751
Provision for income taxes	763	653	277	1,416	887
Equity in net income of an investment in TD Ameritrade[3]	216	196	126	412	255
Net income – adjusted	3,062	2,946	2,561	6,008	5,119
Preferred dividends	52	52	48	104	96
Net income available to common shareholders and non-controlling
interests in subsidiaries – adjusted	3,010	2,894	2,513	5,904	5,023
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	18	18	28	36	57
Net income available to common shareholders – adjusted	2,992	2,876	2,485	5,868	4,966
Pre-tax adjustments of items of note
Amortization of intangibles[4]	(86)	(85)	(78)	(171)	(158)
Charges associated with the Scottrade transaction[5]	(77)	(73)	–	(150)	–
Impact from U.S. tax reform[6]	–	(48)	–	(48)	–
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio[7]	–	–	–	–	41
Provision for (recovery of) income taxes for items of note
Amortization of intangibles[8]	(13)	(17)	(20)	(30)	(41)
Charges associated with the Scottrade transaction	(4)	(1)	–	(5)	–
Impact from U.S. tax reform	–	405	–	405	–
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	–	–	–	–	7
Total adjustments for items of note	(146)	(593)	(58)	(739)	(83)
Net income available to common shareholders – reported	$2,846	$2,283	$2,427	$5,129	$4,883
1	Adjusted Non-interest income excludes the following items of note: Adjustment to the carrying balances of certain tax credit-related investments, as explained in footnote 6 – first quarter 2018 – $(89) million. Gain on fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 7 – first quarter 2017 – $41 million. These amounts were reported in the Corporate segment.
2	Adjusted Non-interest expenses excludes the following items of note: Amortization of intangibles, as explained in footnote 4 – second quarter 2018 – $62 million, first quarter 2018 – $63 million, second quarter 2017 – $63 million, and first quarter 2017 – $64 million; these amounts were reported in the Corporate segment. Charges associated with Scottrade transaction, as explained in footnote 5 – second quarter 2018 – $16 million and first quarter 2018 – $5 million; these amounts were reported in the U.S. Retail segment.
3	Adjusted Equity in net income of an investment in TD Ameritrade excludes the following items of note: Amortization of intangibles, as explained in footnote 4 – second quarter 2018 – $24 million, first quarter 2018 – $22 million, second quarter 2017 – $15 million, and first quarter 2017 – $16 million; and the Bank's share of TD Ameritrade's deferred tax balances adjustment, as explained in footnote 6 – first quarter 2018 – $(41) million. The earnings impact of both of these items was reported in the Corporate segment. The Bank’s share of charges associated with TD Ameritrade's acquisition of Scottrade Financial Services Inc. (Scottrade), as explained in footnote 5 – second quarter 2018 – $61 million and first quarter 2018 – $68 million. This item was reported in the U.S. Retail segment.
4	Amortization of intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after tax amounts for amortization of intangibles relating to the Equity in net income of the investment in TD Ameritrade. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.
5	On September 18, 2017, the Bank acquired Scottrade Bank and TD Ameritrade acquired Scottrade, together with the Bank’s purchase of TD Ameritrade shares issued in connection with TD Ameritrade’s acquisition of Scottrade (the "Scottrade transaction"). Scottrade Bank merged with TD Bank, N.A. The Bank and TD Ameritrade incurred acquisition related charges including employee severance, contract termination fees, direct transaction costs, and other one-time charges. These amounts have been recorded as an adjustment to net income and include charges associated with the Bank's acquisition of Scottrade Bank and the after tax amounts for the Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade. These amounts are reported in the U.S. Retail segment.
6	The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a one-time net charge to earnings during the first quarter of 2018 of $453 million, comprising a net $48 million pre-tax charge related to the write-down of certain tax credit-related investments, partially offset by the favourable impact of the Bank's share of TD Ameritrade's remeasurement of its deferred income tax balances, and a $405 million income tax expense resulting from the remeasurement of the Bank's deferred tax assets and liabilities to the lower base rate of 21% and other related tax adjustments. The earnings impact was reported in the Corporate segment.
7	The Bank changed its trading strategy with respect to certain trading debt securities and reclassified these securities from trading to available-for-sale under IAS 39 (classified as fair value through other comprehensive income (FVOCI) under IFRS 9) effective August 1, 2008. These debt securities are economically hedged, primarily with credit default swap (CDS) and interest rate swap contracts which are recorded on a fair value basis with changes in fair value recorded in the period's earnings. As a result the derivatives were accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts were reported in the Corporate segment. Adjusted results of the Bank in prior periods exclude the gains and losses of the derivatives in excess of the accrued amount. Effective February 1, 2017, the total gains and losses as a result of changes in fair value of these derivatives are recorded in Wholesale Banking.
8	The amounts reported for the three months ended January 31, 2018, and the six months ended April 30, 2018, exclude $31 million relating to the one-time adjustment of associated deferred tax liability balances as a result of the U.S. Tax Act. The impact of this adjustment is included in the Impact from U.S. tax reform item of note.

TD BANK GROUP • SECOND QUARTER 2018 • EARNINGS NEWS RELEASE	Page 5

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)		For the three months ended		For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2018	2018	2017	2018	2017
Basic earnings per share – reported	$1.54	$1.24	$1.31	$2.78	$2.63
Adjustments for items of note[2]	0.08	0.32	0.03	0.40	0.05
Basic earnings per share – adjusted	$1.62	$1.56	$1.34	$3.18	$2.68

Diluted earnings per share – reported	$1.54	$1.24	$1.31	$2.78	$2.63
Adjustments for items of note[2]	0.08	0.32	0.03	0.40	0.04
Diluted earnings per share – adjusted	$1.62	$1.56	$1.34	$3.18	$2.67
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Return on Common Equity

The Bank's methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. The capital allocated to the business segments is based on 9% CET1 Capital.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 5: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except as noted)		For the three months ended		For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2018	2018	2017	2018	2017
Average common equity	$69,579	$68,614	$68,956	$69,332	$68,475
Net income available to common shareholders – reported	2,846	2,283	2,427	5,129	4,883
Items of note, net of income taxes[1]	146	593	58	739	83
Net income available to common shareholders – adjusted	2,992	2,876	2,485	5,868	4,966
Return on common equity – reported	16.8%	13.2%	14.4%	14.9%	14.4%
Return on common equity – adjusted	17.6	16.6	14.8	17.1	14.6
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments the Bank indicates that the measure is adjusted. For further details, refer to the "How the Bank Reports" section of this document, the "Business Focus" section in the Bank's 2017 MD&A, and Note 29 Segmented Information of the Bank's Consolidated Financial Statements for the year ended October 31, 2017. For information concerning the Bank's measure of ROE, which is a non-GAAP financial measure, refer to the "How We Performed" section of this document.

Upon adoption of IFRS 9, the current period PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the collectively assessed allowance for incurred but not identified credit losses that related to Canadian Retail and Wholesale Banking segments was recorded in the Corporate segment. Prior period results have not been restated. PCL on impaired financial assets includes Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39. PCL on performing financial assets, loan commitments, and financial guarantees include Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified credit losses under IAS 39.

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a one-time adjustment during the first quarter of 2018 to the Bank's U.S. deferred tax assets and liabilities to the lower base rate of 21% as well as an adjustment to the Bank's carrying balances of certain tax credit-related investments and its investment in TD Ameritrade. The earnings impact of the one-time adjustment was reported in the Corporate segment. The lower corporate tax rate had and will have a positive effect on TD's current and future earnings, which are and will be reflected in the results of the affected segments. The amount of the benefit may vary due to, among other things, changes in interpretations and assumptions the Bank has made, guidance that may be issued by applicable regulatory authorities, and actions the Bank may take to reinvest some of the savings in its operations. The effective tax rate for the U.S. Retail Bank declined in proportion to the reduction in the federal rate and is expected to remain near this level for the balance of 2018. For additional details, refer to "How the Bank Reports" and "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including certain dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking's results are reversed in the Corporate segment. The TEB adjustment for the quarter was $17 million, compared with $457 million in the second quarter last year and $105 million in the prior quarter.

TD BANK GROUP • SECOND QUARTER 2018 • EARNINGS NEWS RELEASE	Page 6

TABLE 6: CANADIAN RETAIL
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2018	2018	2017	2018	2017
Net interest income	$2,781	$2,825	$2,533	$5,606	$5,146
Non-interest income	2,731	2,725	2,599	5,456	5,189
Total revenue	5,512	5,550	5,132	11,062	10,335
Provision for credit losses – impaired[1]	219	237	235	456	504
Provision for credit losses – performing[2]	–	33	–	33	–
Total provision for credit losses[3]	219	270	235	489	504
Insurance claims and related expenses	558	575	538	1,133	1,112
Non-interest expenses	2,232	2,311	2,218	4,543	4,443
Provision for (recovery of) income taxes	670	637	571	1,307	1,140
Net income	$1,833	$1,757	$1,570	$3,590	$3,136

Selected volumes and ratios
Return on common equity	50.6%	47.2%	45.0%	48.9%	44.0%
Net interest margin (including on securitized assets)	2.91	2.88	2.81	2.89	2.81
Efficiency ratio	40.5	41.6	43.2	41.1	43.0
Assets under administration (billions of Canadian dollars)	$392	$397	$404	$392	$404
Assets under management (billions of Canadian dollars)	289	289	279	289	279
Number of Canadian retail branches	1,121	1,129	1,153	1,121	1,153
Average number of full-time equivalent staff	38,051	38,050	39,227	38,050	39,288
1	PCL − impaired represents Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39 on financial assets.
2	PCL − performing represents Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified PCL under IAS 39 on financial assets, loan commitments, and financial guarantees.
3	Effective November 1, 2017, the PCL related to the allowances for credit losses for all three stages are recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the incurred but not identified allowance for credit losses related to products in the Canadian Retail segment was recorded in the Corporate segment.

Quarterly comparison – Q2 2018 vs. Q2 2017

Canadian Retail net income for the quarter was $1,833 million, an increase of $263 million, or 17%, compared with the second quarter last year. The increase in earnings reflects revenue growth and lower PCL, partially offset by higher insurance claims and non-interest expenses. The annualized ROE for the quarter was 50.6%, compared with 45.0% in the second quarter last year.

Canadian Retail revenue is derived from Canadian personal and commercial banking, wealth, and insurance businesses. Revenue for the quarter was $5,512 million, an increase of $380 million, or 7%, compared with the second quarter last year.

Net interest income increased $248 million, or 10%, reflecting volume growth and higher margins. Average loan volumes increased $23 billion, or 6%, reflecting 5% growth in personal loan volumes and 10% growth in business loan volumes. Average deposit volumes increased $18 billion, or 6%, reflecting 11% growth in business deposit volumes and 4% growth in personal deposit volumes. Net interest margin was 2.91%, an increase of 10 basis points (bps), reflecting rising interest rates, partially offset by competitive pricing of loans.

Non-interest income increased $132 million, or 5%, reflecting higher reinsurance premiums assumed, wealth asset growth, higher fee-based revenue in the banking businesses, and higher insurance premiums, partially offset by changes in the fair value of investments supporting claims liabilities which resulted in a similar decrease to insurance claims.

Assets under administration (AUA) were $392 billion as at April 30, 2018, a decrease of $12 billion, or 3%, compared with the second quarter last year, reflecting the impact of the sale of the Direct Investing business in Europe in the third quarter last year, partially offset by new asset growth. Assets under management (AUM) were $289 billion as at April 30, 2018, an increase of $10 billion, or 4%, compared with the second quarter last year, reflecting new asset growth.

PCL was $219 million, a decrease of $16 million, or 7%, compared with the second quarter last year. PCL – impaired for the quarter was $219 million, a decrease of $16 million, or 7%, reflecting strong credit performance in personal and business banking. PCL – performing (recorded in the Corporate segment in the second quarter last year as incurred but not identified credit losses under IAS 39) was nil reflecting volume growth offset by generally favourable risk migration in personal banking. Total PCL as an annualized percentage of credit volume was 0.23%, or a decrease of 3 bps, remaining at cyclical lows. Net impaired loans decreased $147 million, or 22%. Net impaired loans as a percentage of total loans was 0.13%, compared with 0.18%, in the second quarter last year.

Insurance claims and related expenses for the quarter were $558 million, an increase of $20 million, or 4%, compared with the second quarter last year, reflecting an increase in reinsurance claims assumed, higher current year claims, and more severe weather-related events. This increase was partially offset by more favourable prior years' claims development and changes in the fair value of investments supporting claims liabilities which resulted in a similar decrease to non-interest income.

Non-interest expenses for the quarter were $2,232 million, an increase of $14 million, or 1%, compared with the second quarter last year.

The efficiency ratio for the quarter was 40.5%, compared with 43.2% in the second quarter last year.

Quarterly comparison – Q2 2018 vs. Q1 2018

Canadian Retail net income for the quarter increased $76 million, or 4%, compared with the prior quarter. The increase in earnings reflects lower non-interest expenses, PCL, and insurance claims, partially offset by lower revenue due to the effects of fewer days in the second quarter. The annualized ROE for the quarter was 50.6%, compared with 47.2% in the prior quarter.

Revenue decreased $38 million, or 1%, compared with the prior quarter. Net interest income decreased $44 million, or 2%, reflecting the effects of fewer days in the second quarter, partially offset by higher margins. Average loan volumes increased $4 billion, or 1%, reflecting 3% growth in business loan volumes. Average deposit volumes were relatively flat. Net interest margin was 2.91%, or an increase of 3 bps, reflecting rising interest rates.

Non-interest income increased $6 million, reflecting higher reinsurance premiums assumed and higher insurance premiums, partially offset by the effects of fewer days in the second quarter, lower fee-based revenue in the personal banking business, and lower trading volumes in the direct investing business.

AUA decreased $5 billion, or 1%, compared with the prior quarter, reflecting decreases in market value, partially offset by new asset growth. AUM remained relatively flat.

PCL decreased by $51 million, or 19%, compared with the prior quarter. PCL – impaired decreased by $18 million, or 8%, reflecting strong credit performance in personal and business banking. PCL – performing was nil, a decrease of $33 million, reflecting the impact of forward looking macroeconomic assumptions in the prior quarter and favourable risk migration, partially offset by volume growth. Total PCL as an annualized percentage of credit volume was 0.23%, or a decrease of 4 bps, remaining at cyclical lows. Net impaired loans decreased $47 million, or 8%. Net impaired loans as a percentage of total loans was 0.13%, compared with 0.14%, in the prior quarter.

TD BANK GROUP • SECOND QUARTER 2018 • EARNINGS NEWS RELEASE	Page 7

Insurance claims and related expenses for the quarter decreased $17 million, or 3%, compared with the prior quarter. The decrease reflects more favourable prior years' claims development and seasonality of claims, partially offset by an increase in reinsurance claims assumed and more severe weather-related events.

Non-interest expenses decreased $79 million, or 3%, compared with the prior quarter, reflecting restructuring costs across a number of businesses in the prior quarter and lower employee-related expenses.

The efficiency ratio for the quarter was 40.5%, compared with 41.6% in the prior quarter.

Year-to-date comparison – Q2 2018 vs. Q2 2017

Canadian Retail net income for the six months ended April 30, 2018, was $3,590 million, an increase of $454 million, or 14%, compared with same period last year. The increase in earnings reflects revenue growth and lower PCL, partially offset by higher non-interest expenses and insurance claims. The annualized ROE for the period was 48.9%, compared with 44.0% in the same period last year.

Revenue for the period was $11,062 million, an increase of $727 million, or 7%, compared with same period last year. Net interest income increased $460 million, or 9%, reflecting volume growth and higher margins. Average loan volumes increased $22 billion, or 6%, reflecting 5% growth in personal loan volumes and 9% growth in business loan volumes. Average deposit volumes increased $19 billion, or 6%, reflecting 10% growth in business deposit volumes and 5% growth in personal deposit volume. Net interest margin was 2.89%, an increase of 8 bps, reflecting rising interest rates, partially offset by competitive pricing of loans.

Non-interest income increased $267 million, or 5%, reflecting wealth asset growth, higher reinsurance premiums assumed, higher fee-based revenue in the personal banking business, and higher trading volumes in the direct investing business.

PCL was $489 million, a decrease of $15 million, or 3%, compared with the same period last year. PCL – impaired was $456 million, a decrease of $48 million, or 10%. PCL – performing was $33 million, reflecting the impact of forward-looking macroeconomic assumptions under the expected credit loss methodology and volume growth. Total PCL as an annualized percentage of credit volume was 0.25%, or a decrease of 2 bps.

Insurance claims and related expenses were $1,133 million, an increase of $21 million, or 2%, compared with the same period last year. The increase reflects higher current year claims, an increase in reinsurance claims assumed, and more severe weather-related events, partially offset by more favourable prior years' claims development.

Non-interest expenses were $4,543 million, an increase of $100 million, or 2%, compared with the same period last year. The increase reflects restructuring costs across a number of businesses, higher employee-related expenses including revenue-based variable expenses in the wealth business, and higher investment in strategic technology initiatives, partially offset by the impact of the sale of the Direct Investing business in Europe in the third quarter last year.

The efficiency ratio for the period was 41.1%, compared with 43.0% for the same period last year.

TD BANK GROUP • SECOND QUARTER 2018 • EARNINGS NEWS RELEASE	Page 8

TABLE 7: U.S. RETAIL
(millions of dollars, except as noted)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
Canadian Dollars	2018	2018	2017	2018	2017
Net interest income	$1,977	$1,940	$1,851	$3,917	$3,690
Non-interest income[1]	654	703	664	1,357	1,351
Total revenue	2,631	2,643	2,515	5,274	5,041
Provision for credit losses – impaired[2]	199	187	118	386	273
Provision for credit losses – performing[3]	5	60	34	65	136
Total provision for credit losses	204	247	152	451	409
Non-interest expenses – reported	1,488	1,447	1,449	2,935	2,883
Non-interest expenses – adjusted	1,472	1,442	1,449	2,914	2,883
Provision for (recovery of) income taxes – reported[1]	94	103	177	197	323
Provision for (recovery of) income taxes – adjusted[1]	98	104	177	202	323
U.S. Retail Bank net income – reported	845	846	737	1,691	1,426
U.S. Retail Bank net income – adjusted[4]	857	850	737	1,707	1,426
Equity in net income of an investment in TD Ameritrade – reported[1]	134	106	108	240	219
Equity in net income of an investment in TD Ameritrade – adjusted[1,5]	195	174	108	369	219
Net income – reported	$979	$952	$845	$1,931	$1,645
Net income – adjusted	1,052	1,024	845	2,076	1,645

U.S. Dollars
Net interest income	$1,551	$1,533	$1,391	$3,084	$2,772
Non-interest income[1]	513	555	498	1,068	1,015
Total revenue – reported	2,064	2,088	1,889	4,152	3,787
Provision for credit losses – impaired[2]	158	148	88	306	204
Provision for credit losses – performing[3]	3	47	26	50	103
Total provision for credit losses	161	195	114	356	307
Non-interest expenses – reported	1,167	1,144	1,088	2,311	2,165
Non-interest expenses – adjusted	1,154	1,140	1,088	2,294	2,165
Provision for (recovery of) income taxes – reported[1]	73	80	133	153	243
Provision for (recovery of) income taxes – adjusted[1]	76	81	133	157	243
U.S. Retail Bank net income – reported	663	669	554	1,332	1,072
U.S. Retail Bank net income – adjusted[4]	673	672	554	1,345	1,072
Equity in net income of an investment in TD Ameritrade – reported[1]	107	82	82	189	165
Equity in net income of an investment in TD Ameritrade – adjusted[1,5]	154	137	82	291	165
Net income – reported	$770	$751	$636	$1,521	$1,237
Net income – adjusted	827	809	636	1,636	1,237

Selected volumes and ratios
Return on common equity – reported	11.9%	11.2%	10.0%	11.5%	9.6%
Return on common equity – adjusted	12.7	12.0	10.0	12.4	9.6
Net interest margin[6]	3.23	3.19	3.05	3.21	3.04
Efficiency ratio – reported	56.5	54.8	57.6	55.6	57.2
Efficiency ratio – adjusted	55.9	54.6	57.6	55.3	57.2
Assets under administration (billions of dollars)	$19	$19	$18	$19	$18
Assets under management (billions of dollars)	59	65	60	59	60
Number of U.S. retail stores	1,244	1,244	1,260	1,244	1,260
Average number of full-time equivalent staff	26,382	26,168	25,745	26,273	25,893
1	The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a one-time adjustment during the first quarter of 2018 to the Bank's U.S. deferred tax assets and liabilities to the lower base rate of 21% as well as an adjustment to the Bank's carrying balances of certain tax credit-related investments and its investment in TD Ameritrade. The earnings impact was reported in the Corporate segment. For additional details, refer to the "Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	PCL − impaired represents Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39 on financial assets.
3	PCL − performing represents Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified PCL under IAS 39 on financial assets, loan commitments, and financial guarantees.
4	Adjusted U.S. Retail Bank net income excludes the following items of note: Charges associated with the Bank's acquisition of Scottrade Bank in the second quarter 2018 – $16 million ($12 million after tax) or US$13 million (US$10 million after tax) and first quarter 2018 – $5 million ($4 million after tax) or US$4 million (US$3 million after tax). For explanations of items of note, refer to the "Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
5	Adjusted Equity in net income of an investment in TD Ameritrade excludes the following items of note: the Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade in the second quarter 2018 – $61 million or US$47 million after tax and first quarter 2018 – $68 million or US$55 million after tax. For explanations of items of note, refer to the "Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
6	Net interest margin excludes the impact related to the TD Ameritrade insured deposit accounts (IDA) and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.

Quarterly comparison – Q2 2018 vs. Q2 2017

U.S. Retail reported net income for the quarter was $979 million (US$770 million), an increase of $134 million (US$134 million), or 16% (21% in U.S. dollars), compared with the second quarter last year. On an adjusted basis, net income for the quarter was $1,052 million (US$827 million), an increase of $207 million (US$191 million), or 24% (30% in U.S. dollars). The reported and adjusted annualized ROE for the quarter was 11.9% and 12.7% respectively, compared with 10.0% in the second quarter last year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank's investment in TD Ameritrade. Reported net income for the quarter from the U.S. Retail Bank and the Bank's investment in TD Ameritrade was $845 million (US$663 million) and $134 million (US$107 million), respectively. On an adjusted basis for the quarter, the U.S. Retail Bank and the Bank's investment in TD Ameritrade contributed net income of $857 million (US$673 million) and $195 million (US$154 million), respectively.

The reported contribution from TD Ameritrade of US$107 million increased US$25 million, or 30%, compared with the second quarter last year, primarily due to the Scottrade transaction, higher interest rates, and higher client trading activity, partially offset by charges associated with the Scottrade transaction and higher operating expenses. Adjusted contribution from TD Ameritrade was US$154 million, an increase of US$72 million, or 88%.

TD BANK GROUP • SECOND QUARTER 2018 • EARNINGS NEWS RELEASE	Page 9

U.S. Retail Bank reported net income of US$663 million for the quarter increased US$109 million, or 20%, due to higher loan and deposit volumes, higher deposit margins, fee income growth, the benefit of the Scottrade transaction, and a lower corporate tax rate, partially offset by higher expenses and PCL. U.S. Retail Bank adjusted net income of US$673 million increased US$119 million, or 21%.

U.S. Retail Bank revenue is derived from personal and business banking, and wealth management. Revenue for the quarter was US$2,064 million, an increase of US$175 million, or 9%, compared with the second quarter last year. Net interest income increased US$160 million, or 12%, due to higher deposit margins, growth in loan and deposit volumes, and the benefit of the Scottrade transaction. Net interest margin was 3.23%, an increase of 18 bps, primarily due to higher deposit margins. Non-interest income increased US$15 million, or 3%, reflecting fee income growth in personal and commercial banking, and wealth management, partially offset by additional losses on certain tax credit-related investments.

Average loan volumes increased US$7 billion, or 5%, compared with the second quarter last year due to growth in business and personal loans of 3% and 7%, respectively. Average deposit volumes increased US$20 billion, or 8%, reflecting 4% growth in personal deposit volumes, 1% growth in business deposit volumes, and a 17% increase in sweep deposit volume reflecting the Scottrade transaction.

AUA were US$19 billion as at April 30, 2018, relatively flat compared with the second quarter last year. AUM were US$59 billion as at April 30, 2018, a decrease of 1%, compared with the second quarter last year reflecting net fund outflows, offset by market appreciation.

PCL for the quarter was US$161 million, an increase of US$47 million, or 41%, compared with the second quarter last year. PCL – impaired was US$158 million, an increase of US$70 million, or 80%, primarily reflecting volume growth, seasoning, and mix in the credit card and auto portfolios, coupled with favourable parameter changes to the retail portfolio in the prior year. PCL – performing was US$3 million, a decrease of US$23 million, or 88%, primarily reflecting lower volume growth in the U.S. commercial portfolios. U.S. Retail PCL including only the Bank’s contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume, was 0.45% or an increase of 12 bps. Net impaired loans, excluding ACI loans, were US$1.4 billion, a decrease of US$32 million, or 2%. Excluding ACI loans, net impaired loans as a percentage of total loans were 1% as at April 30, 2018.

Reported non-interest expenses for the quarter were US$1,167 million, an increase of US$79 million, or 7%, compared with the second quarter last year, reflecting higher investments in business initiatives, business volume growth, higher employee related costs, and charges associated with the Scottrade transaction, partially offset by productivity savings. On an adjusted basis, non-interest expenses increased US$66 million, or 6%.

The reported and adjusted efficiency ratios for the quarter were 56.5% and 55.9% respectively, compared with 57.6%, in the second quarter last year.

Quarterly comparison – Q2 2018 vs. Q1 2018

U.S. Retail reported net income of $979 million (US$770 million) increased $27 million (US$19 million), or 3% (3% in U.S. dollars), compared with the prior quarter, while adjusted net income of $1,052 million (US$827 million) increased $28 million (US$18 million), or 3% (2% in U.S. dollars). The reported and adjusted annualized ROE for the quarter was 11.9% and 12.7% respectively, compared to 11.2% and 12.0% in the prior quarter.

The reported contribution from TD Ameritrade of US$107 million increased US$25 million, or 30%, compared with the prior quarter, primarily due to higher trading volumes and asset-based revenue, partially offset by higher operating expenses. Adjusted contribution from TD Ameritrade was US$154 million, an increase of US$17 million, or 12%.

U.S. Retail Bank reported net income of US$663 million for the quarter decreased US$6 million, or 1%, compared with the prior quarter. U.S. Retail Bank adjusted net income of US$673 million for the quarter increased US$1 million.

Revenue for the quarter decreased US$24 million, or 1%, compared with the prior quarter. Net interest income increased US$18 million, or 1%, due to higher deposit margins, partially offset by the effect of fewer days in the quarter. Net interest margin was 3.23%, an increase of 4 bps, primarily due to higher deposit margins, partially offset by balance sheet mix. Non-interest income decreased US$42 million, or 8%, primarily reflecting a seasonal decline in personal banking fees and additional losses on certain tax credit-related investments.

Average loan volumes decreased US$1 billion, or 1%, compared with the prior quarter, due to decline in personal loans. Average deposit volumes increased US$4 billion, or 1%, reflecting 2% growth in personal deposit volumes, 2% growth in business deposit volumes, and a 1% increase in sweep deposit volume.

AUA were US$19 billion as at April 30, 2018, relatively flat compared with the prior quarter. AUM were US$59 billion as at April 30, 2018, a decrease of 9%, reflecting market declines and net fund outflows in the current quarter.

PCL for the quarter decreased US$34 million, or 17%, compared with the prior quarter. PCL – impaired was US$158 million, an increase of US$10 million, or 7%. PCL – performing was US$3 million, a decrease of US$44 million, primarily reflecting seasonal trends in the credit card and auto portfolios, coupled with lower volume growth in the U.S. commercial portfolios. U.S. Retail PCL including only the Bank’s contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume, was 0.45% or a decrease of 7 bps. Net impaired loans, excluding ACI loans, were US$1.4 billion, a decrease of US$51 million, or 4%. Excluding ACI loans, net impaired loans as a percentage of total loans were 1% as at April 30, 2018.

Reported non-interest expenses for the quarter increased US$23 million, or 2%, compared with the prior quarter, reflecting higher investments in business initiatives, higher employee related costs, and charges associated with the Scottrade transaction, partially offset by the effect of fewer days in the quarter. On an adjusted basis, non-interest expenses increased US$14 million, or 1%.

The reported and adjusted efficiency ratios for the quarter were 56.5% and 55.9% respectively, compared with 54.8% and 54.6% in the prior quarter.

Year-to-date comparison – Q2 2018 vs. Q2 2017

U.S. Retail reported net income for the six months ended April 30, 2018, was $1,931 million (US$1,521 million), an increase of $286 million (US$284 million), or 17% (23% in U.S. dollars), compared with the same period last year. On an adjusted basis, net income for the period, was $2,076 million (US$1,636 million), an increase of $431 million (US$399 million), or 26% (32% in U.S. dollars). The reported and adjusted annualized ROE for the period was 11.5% and 12.4%, respectively, compared with 9.6% in the same period last year.

Reported net income for the period from the U.S. Retail Bank and the Bank's investment in TD Ameritrade was $1,691 million (US$1,332 million) and $240 million (US$189 million), respectively. On an adjusted basis for the period, the U.S. Retail Bank and the Bank's investment in TD Ameritrade contributed net income of $1,707 million (US$1,345 million) and $369 million (US$291 million), respectively.

The reported contribution from TD Ameritrade of US$189 million increased US$24 million, or 15%, compared with the same period last year, primarily due to the Scottrade transaction, higher interest rates, and higher client trading activity, partially offset by charges associated with the Scottrade transaction and higher operating expenses. Adjusted contribution from TD Ameritrade was US$291 million, an increase of US$126 million, or 76%.

U.S. Retail Bank reported net income for the period was US$1,332 million, an increase of US$260 million, or 24%, compared with the same period last year, primarily due to higher loan and deposit volumes, higher deposit margins, fee income growth, the benefit of the Scottrade transaction, and a lower corporate tax rate, partially offset by higher expenses and PCL. U.S. Retail Bank adjusted net income of US$1,345 million increased US$273 million, or 25%.

Revenue for the period was US$4,152 million, an increase of US$365 million, or 10%, compared with same period last year. Net interest income increased US$312 million, or 11%, primarily due to higher deposit margins, growth in loan and deposit volumes, and the benefit of the Scottrade transaction. Net interest margin was 3.21%, a 17 bps increase primarily due to higher deposit margins. Non-interest income increased US$53 million, or 5%, reflecting fee income growth in personal and commercial banking, and wealth management, partially offset by additional losses on certain tax credit-related investments.

TD BANK GROUP • SECOND QUARTER 2018 • EARNINGS NEWS RELEASE	Page 10

Average loan volumes increased US$7 billion, or 5%, compared with the same period last year, due to growth in personal loans of 7% and business loans of 3%. Average deposit volumes increased US$19 billion, or 8%, reflecting 5% growth in personal deposit volumes, and a 16% increase in sweep deposit volume primarily reflecting the Scottrade transaction.

PCL was US$356 million, an increase of US$49 million, or 16%, compared with the same period last year. PCL – impaired was US$306 million, an increase of US$102 million, or 50%, primarily reflecting volume growth, seasoning, and mix in the credit card and auto portfolios, coupled with favourable parameter changes to the retail portfolio in the prior year. PCL – performing was US$50 million, a decrease of US$53 million, or 51%, primarily reflecting lower volume growth in the U.S. commercial portfolios. U.S. Retail PCL including only the Bank's contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume, was 0.48%, an increase of 4 bps.

Reported non-interest expenses for the period were US$2,311 million, an increase of US$146 million, or 7%, compared with same period last year, reflecting higher investments in business initiatives, business and volume growth, higher employee related costs, and charges associated with the Scottrade transaction, partially offset by productivity savings. On an adjusted basis, non-interest expenses increased US$129 million, or 6%.

The reported and adjusted efficiency ratios for the period were 55.6% and 55.3% respectively, compared with 57.2%, for the same period last year.

TABLE 8: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2018	2018	2017	2018	2017
Net interest income (TEB)	$272	$329	$805	$601	$1,198
Non-interest income[1,2]	600	546	13	1,146	477
Total revenue	872	875	818	1,747	1,675
Provision for (recovery of) credit losses – impaired[2,3]	(8)	–	(4)	(8)	(28)
Provision for (recovery of) credit losses – performing[4]	24	(7)	–	17	–
Total provision for (recovery of) credit losses[5]	16	(7)	(4)	9	(28)
Non-interest expenses	501	511	481	1,012	1,005
Provision for (recovery of) income taxes (TEB)[6]	88	93	93	181	183
Net income	$267	$278	$248	$545	$515

Selected volumes and ratios
Trading-related revenue (TEB)	$475	$515	$425	$990	$940
Gross drawn (billions of Canadian dollars)[7]	22.1	19.5	20.2	22.1	20.2
Return on common equity	18.7%	20.1%	16.4%	19.4%	16.9%
Efficiency ratio	57.5	58.4	58.8	57.9	60.0
Average number of full-time equivalent staff	4,053	4,027	3,969	4,040	3,949
1	Effective February 1, 2017, the total gains and losses on derivatives hedging the reclassified securities portfolio (classified as FVOCI under IFRS 9 and available-for-sale under IAS 39) are recorded in Wholesale Banking, previously reported in the Corporate segment and treated as an item of note. Refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	Effective November 1, 2017, the accrual costs related to CDS used to manage Wholesale Banking's corporate lending exposure are recorded in non-interest income, previously reported as a component of PCL. The change in market value of the CDS, in excess of the accrual cost, continues to be reported in the Corporate segment.
3	PCL − impaired represents Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39 on financial assets.
4	PCL − performing represents Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified PCL under IAS 39 on financial assets, loan commitments, and financial guarantees.
5	Effective November 1, 2017, the PCL related to the allowances for credit losses for all three stages are recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the incurred but not identified allowance for credit losses related to products in Wholesale Banking was recorded in the Corporate segment.
6	The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a one-time adjustment to Wholesale Banking's U.S. deferred tax assets and liabilities to the lower base rate of 21% in the first quarter of 2018. The earnings impact was reported in the Corporate segment. For additional details, refer to the "Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
7	Includes gross loans and bankers' acceptances, excluding letters of credit, cash collateral, CDS, and allowance for credit losses relating to the corporate lending business.

Quarterly comparison – Q2 2018 vs. Q2 2017

Wholesale Banking net income for the quarter was $267 million, an increase of $19 million, or 8%, compared with the second quarter last year reflecting higher revenue, partially offset by higher PCL and higher non-interest expenses. The annualized ROE for the quarter was 18.7%, compared with 16.4% in the second quarter last year.

Wholesale Banking revenue is derived primarily from capital markets and corporate and investment banking services provided to corporate, government, and institutional clients. Wholesale Banking generates revenue from corporate lending, advisory, underwriting, sales, trading and research, client securitization, trade finance, cash management, prime services, and trade execution services. Revenue for the quarter was $872 million, an increase of $54 million, or 7%, compared with the second quarter last year reflecting higher trading-related revenue. Changes in net interest income (TEB) and non-interest income were impacted by business mix due to increased client activity in equity trading in the second quarter last year.

PCL for the quarter was $16 million as compared with a net recovery of $4 million in the second quarter last year. PCL – impaired was a net recovery of $8 million, an increase of $4 million, compared with the second quarter last year reflecting a higher recovery of provisions in the oil and gas sector. PCL – performing (recorded in the Corporate segment in the second quarter last year as incurred but not identified credit losses under IAS 39) for the quarter was $24 million primarily reflecting credit migration.

Non-interest expenses were $501 million, an increase of $20 million, or 4%, compared with the second quarter last year reflecting continued investments in client facing employees supporting the global expansion of Wholesale Banking's U.S. dollar strategy.

Quarterly comparison – Q2 2018 vs. Q1 2018

Wholesale Banking net income for the quarter decreased $11 million, or 4%, compared with the prior quarter reflecting higher PCL, partially offset by lower non-interest expenses. The annualized ROE for the quarter was 18.7%, compared with 20.1% in the prior quarter.

Revenue for the quarter decreased $3 million compared with the prior quarter primarily reflecting lower trading-related revenue, partially offset by higher corporate lending.

PCL for the quarter increased $23 million compared with the prior quarter. PCL – impaired for the quarter was a net recovery of $8 million reflecting the recovery of provisions in the oil and gas sector. PCL – performing was $24 million, an increase of $31 million, compared with the prior quarter primarily reflecting credit migration and a release of provisions in the prior quarter.

TD BANK GROUP • SECOND QUARTER 2018 • EARNINGS NEWS RELEASE	Page 11

Non-interest expenses for the quarter decreased $10 million, or 2%, compared with the prior quarter reflecting lower variable compensation, partially offset by the revaluation of certain liabilities for post-retirement benefits in the prior quarter.

Year-to-date comparison – Q2 2018 vs. Q2 2017

Wholesale Banking net income for the six months ended April 30, 2018, was $545 million, an increase of $30 million, or 6%, compared with the same period last year reflecting higher revenue, partially offset by higher PCL and higher non-interest expenses. The annualized ROE was 19.4%, compared with 16.9% in the same period last year.

Revenue was $1,747 million, an increase of $72 million, or 4%, compared with the same period last year reflecting higher corporate lending and higher trading-related revenue, partially offset by lower equity underwriting. Changes in net interest income (TEB) and non-interest income were impacted by business mix due to increased client activity in equity trading in the same period last year.

PCL was $9 million as compared with a net recovery of $28 million in the same period last year. PCL – impaired was a net recovery of $8 million, a decrease of $20 million, compared with the same period last year reflecting a lower recovery of provisions in the oil and gas sector. PCL – performing (recorded in the Corporate segment in the same period last year as incurred but not identified credit losses under IAS 39) for the period was $17 million primarily reflecting credit migration.

Non-interest expenses were $1,012 million, an increase of $7 million, or 1%, compared with the same period last year reflecting higher variable compensation and continued investments in client facing employees supporting the global expansion of Wholesale Banking's U.S. dollar strategy, partially offset by the revaluation of certain liabilities for post-retirement benefits.

TABLE 9: CORPORATE
(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2018	2018	2017	2018	2017
Net income (loss) – reported[1,2,3]	$(163)	$(634)	$(160)	$(797)	$(260)
Pre-tax adjustments for items of note[4]
Amortization of intangibles	86	85	78	171	158
Impact from U.S. tax reform[3]	–	48	–	48	–
Fair value of derivatives hedging the reclassified available-for-sale securities
portfolio[1]	–	–	–	–	(41)
Total pre-tax adjustments for items of note	86	133	78	219	117
Provision for (recovery of) income taxes for items of note[3]	13	(388)	20	(375)	34
Net income (loss) – adjusted	$(90)	$(113)	$(102)	$(203)	$(177)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(189)	$(198)	$(186)	$(387)	$(419)
Other	81	67	56	148	185
Non-controlling interests	18	18	28	36	57
Net income (loss) – adjusted	$(90)	$(113)	$(102)	$(203)	$(177)

Selected volumes
Average number of full-time equivalent staff	14,574	14,336	14,540	14,454	14,364
1	Effective February 1, 2017, the total gains and losses on derivatives hedging the reclassified securities portfolio (classified as FVOCI under IFRS 9 and available-for-sale under IAS 39) are recorded in Wholesale Banking, previously reported in the Corporate segment and treated as an item of note. Refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	Effective November 1, 2017, the PCL related to the allowances for credit losses for all three stages are recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the incurred but not identified allowance for credit losses related to products in the Canadian Retail and Wholesale Banking segments were recorded in the Corporate segment.
3	The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a one-time net charge to earnings during the first quarter of 2018 of $453 million, comprising a net $48 million pre-tax charge related to the write down of certain tax credit-related investments, partially offset by the favourable impact of the Bank's share of TD Ameritrade's remeasurement of its deferred income tax balances and a $405 million income tax expense resulting from the remeasurement of the Bank's deferred tax assets and liabilities to the lower base rate of 21% and other related tax adjustments.
4	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Quarterly comparison – Q2 2018 vs. Q2 2017

Corporate segment's reported net loss for the quarter was $163 million, compared with a reported net loss of $160 million in the second quarter last year. Reported net loss increased primarily due to higher amortization of intangibles and lower non-controlling interests in the current quarter, partially offset by higher Other items in the current quarter. The higher contribution from Other items was largely due to higher revenue from treasury and balance sheet management activities in the current quarter. Adjusted net loss was $90 million, compared with an adjusted net loss of $102 million in the second quarter last year.

Quarterly comparison – Q2 2018 vs. Q1 2018

Corporate segment's reported net loss for the quarter was $163 million, compared with a reported net loss of $634 million in the prior quarter. Reported net loss decreased primarily due to the impact from U.S. tax reform in the previous quarter, and higher Other items and lower net corporate expenses in the current quarter. Higher contribution from Other items was primarily due to higher revenue from treasury and balance sheet management activities this quarter. Net corporate expenses decreased largely due to higher regulatory fees in the prior quarter. Adjusted net loss was $90 million, compared with an adjusted net loss of $113 million in the prior quarter.

Year-to-date comparison – Q2 2018 vs. Q2 2017

Corporate segment's reported net loss for the six months ended April 30, 2018, was $797 million, compared with a reported net loss of $260 million in the same period last year. The increase in reported net loss is primarily due to the impact from U.S. tax reform in the current period, gains on change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio in the same period last year, and lower contribution from Other items and non-controlling interests, partially offset by lower net corporate expenses in the current period. Lower contribution from Other items was primarily due to lower revenue from treasury and balance sheet management activities in the current period. Net corporate expenses decreased primarily due to lower investments in enterprise and regulatory projects in the current period. Adjusted net loss for the six months ended April 30, 2018, was $203 million, compared with an adjusted net loss of $177 million in the same period last year.

TD BANK GROUP • SECOND QUARTER 2018 • EARNINGS NEWS RELEASE	Page 12

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:

AST Trust Company (Canada)
P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@astfinancial.com or

www.astfinancial.com/ca.en

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:

Computershare
P.O. Box 505000

Louisville, KY 40233, or

Computershare

462 South 4th Street, Suite 1600

Louisville, KY 40202

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

Normal Course Issuer Bid

On April 19, 2018, the Bank announced that the TSX and OSFI approved the Bank’s previously announced NCIB to repurchase for cancellation up to 20 million of the Bank’s common shares. Pursuant to the Notice of Intention filed with the TSX, the NCIB ends on April 12, 2019, such earlier date as the Bank may determine or such earlier date as the Bank may complete its purchases. A copy of the Notice may be obtained without charge by contacting TD Shareholder Relations by phone at 416-944-6367 or 1-866-756-8936 or by e-mail at tdshinfo@td.com.

Access to Quarterly Results Materials

Interested investors, the media and others may view the second quarter earnings news release, results slides, supplementary financial information, and the Report to Shareholders on the TD Investor Relations website at www.td.com/investor/.

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on May 24, 2018. The call will be audio webcast live through TD's website at 1:30 p.m. ET. The call and audio webcast will feature presentations by TD executives on the Bank's financial results for the second quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at https://www.td.com/investor-relations/ir-homepage/financial-reports/quarterly-results/qr-2018.jsp on May 24, 2018, by approximately 12 p.m. ET. A listen-only telephone line is available at 647-484-0475 or 1-800-394-8218 (toll free) and the passcode is 3186851.

The audio webcast and presentations will be archived at https://www.td.com/investor-relations/ir-homepage/financial-reports/quarterly-results/qr-2018.jsp. Replay of the teleconference will be available from 6 p.m. ET on May 24, 2018, until 6 p.m. ET on June 29, 2018, by calling 647-436-0148 or 1-888-203-1112 (toll free). The passcode is 3186851.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 12 million active online and mobile customers. TD had $1.3 trillion in assets on April 30, 2018. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:

Gillian Manning, Head of Investor Relations, 416-308-6014

Alison Ford, Manager, Media Relations, 416-982-5401

TD BANK GROUP • SECOND QUARTER 2018 • EARNINGS NEWS RELEASE	Page 13